

October 29, 2010

Mr. Jeff Bradley
Chief Executive Officer
Globe Specialty Metals, Inc.
One Penn Plaza
250 West 34th Street, Suite 4125
New York, NY 10119

      Re: Globe Specialty Metals, Inc.
              Post-Effective Amendment No. 1 to
              Registration Statement on Form S-1 on Form S-3
              Filed October 12, 2010
              File No. 333-163906
              Form 10-K/A for Fiscal Year Ended June 30, 2010
              Filed on October 22, 2010
              File No. 1-34420

Dear Mr. Bradley:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and/or providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form S-3

General

Incorporation of Certain Information by Reference, page 6

1.   We note that you have incorporated each document that you file after the date of this initial filing and prior to the time that this post-effective amendment is declared effective. However, you have not thereafter also stated that all documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c),

14 or 15(d) of the Exchange Act, after the date of effectiveness and prior to the termination of the offering shall be deemed to be incorporated by reference into the prospectus. Please revise. See Item 12(b) of Form S-3.

Form 10-K/A for Fiscal Year Ended June 30, 2010

2.   We note that you filed a Form 10-K/A on October 22, 2010 in order to file your auditor's consent to the incorporation by reference of its report into certain open registrant statements. We also note that you incorporate by reference into this amendment the certifications required by Rule 13a-14(a) or Rule 15d-14(a) from your Form 10-K as initially filed on September 28, 2010. However, under Exchange Act Rule 12b-15, amendments to any report required to be accompanied by the certifications must include new certifications. Please amend to provide updated certifications.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the

Mr. Jeff Bradley
Globe Specialty Metals, Inc.
October 29, 2010
Page 3

above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kevin Dougherty at (202) 551-3271, or in his absence, the undersigned at (202) 551-3740.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile (202) 857-6395
Jeffrey E. Jordan, Esq.
Arent Fox LLP